July 19, 2013

VIA EDGAR TRANSMISSION

Ed Bartz

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Compass EMP Funds Trust, File Nos. 333-181176 and 811-22696

Dear Mr. Bartz:

On May 20, 2013, Compass EMP Funds Trust (the "Registrant"), on behalf of its series, Compass EMP Multi-Asset Balanced Fund, Compass EMP Multi-Asset Growth Fund and Compass EMP Alternative Strategies Fund (each a “Fund” and, together, the "Funds"), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In a telephone conversation on July 2, 2013, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Compass EMP Multi-Asset Balanced Fund Summary

Comment 1.  In Investment Objectives, please define total return.

Response.  The Registrant has revised the disclosure as follows:

“Investment Objectives: The Compass EMP Multi-Asset Balanced Fund's ("Balanced Fund") primary objective is total return, which the Fund considers to be a combination of interest, capital gains, dividends and distributions.

Comment 2.  In the footnotes to the fee table, only attach footnote 3 to Acquired Fund Fees and Expenses and combine it with footnote 2.

Response. The Registrant has made the revisions requested.

Comment 3. With respect to footnote 4 to the fee table, please confirm supplementally that the expense limitation agreement will be in place for at least one year from the date of the prospectus and will be filed as an exhibit to the registration statement.

Response.  The Registrant so confirms.

Comment 4.  In the last sentence of the third paragraph in Principal Investment Strategies, please revise the disclosure to remove references to "average" credit ratings because credit ratings cannot be averaged. In addition, please add disclosure clarifying that the fund may invest in "junk bonds".

Response. The Registrant has revised the disclosure as follows:

“In considering fixed income securities in which the Fund may invest, directly or indirectly, the credit rating for these securities will generally be investment grade (which the Advisor defines as having a rating of BBB and above), but up to 20% of the Fund’s assets invested in fixed income may be invested in junk bonds. The Advisor will focus on fixed income securities with an intermediate average maturity (defined as between 2 and 10 years), although the Fund may invest in fixed income securities with any credit rating or maturity.”

Comment 5. Given the Fund’s principal investment strategies, in Principal Risks of Investing in the Fund, please add risk disclosure for emerging markets and junk bonds (if applicable) and include ETFs in the underlying funds risk disclosure.

Response. The Registrant has added the following risks to Principal Risks of Investing in the Fund:

“Emerging Market Risk.  Emerging market countries may have relatively unstable governments, weaker economies, and less-developed legal systems with fewer security holder rights.  Emerging market economies may be based on only a few industries and security issuers may be more susceptible to economic weakness and more likely to default.  Emerging market securities also tend to be less liquid.

Junk Bond Risk.  Lower-quality fixed income securities, known as "high yield" or "junk" bonds, present greater risk than bonds of higher quality, including an increased risk of default.  These securities are considered speculative.

Underlying Funds Risk.  Investment companies, including ETFs and mutual funds, are subject to investment advisory and other expenses, which will be indirectly paid by the Fund.  As a result, the cost of investing in the Fund will be higher than the cost of investing directly in investment companies and also may be higher than other mutual funds that invest directly in securities.  Investment companies are subject to specific risks, depending on the nature of the fund.”

Comment 6. In Portfolio Manager, please include the portfolio manager’s title at the adviser.

Response. The Registrant has added the disclosure requested:

“Portfolio Manager: Stephen Hammers, managing partner, co-founder and chief investment officer of the Adviser, serves as the Fund's Portfolio Manager.  He has served the Fund in this capacity since the Fund commenced operations.”

Compass EMP Multi-Asset Growth Fund Summary

Comments 2, 3, 5 and 6 and their corresponding response are applicable to the Growth Fund as well.

Comment 7. In Principal Investment Strategies, add disclosure regarding the credit quality and maturity of the fixed income securities in which the fund invests.

Response.  The Registrant has added the information requested to the disclosure as follows:

“These Compass Funds invest in a portfolio of equities (including common stocks), fixed income securities (of any credit quality or maturity) and futures contracts (including commodity, currency and financial futures).”

Compass EMP Alternative Strategies Fund Summary

Comments 2, 3, 4, 5 and 6 and their corresponding response are applicable to the Alternative Strategies Fund as well.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ THOMPSON HINE LLP